FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS ☐ UPDATE OF REGISTRATION
    OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT
    Items and/or Exhibits Supplemented: _____

_____ ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

    HR Ratings de México, S.A. de C.V.
_____

    B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

    HR Ratings
_____

    (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

    NA
_____

    C. Address of your principal office (do not use a P.O. Box):

Guillermo Gonzalez Camarena 1200, Floor 10, Centro de Ciudad Santa Fe	Mexico City	Mexico	01210
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    D. Mailing address, if different:

N/A			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    E. Contact person (See Instructions):

Alejandra Medina Díaz		Head Compliance Officer	
(Name and Title)			

Guillermo Gonzalez Camarena 1200, Floor 10, Centro de Ciudad Santa Fe	Mexico City	Mexico	01210
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/30/2021   HR Ratings de México, S.A. de C.V.
_____   _____
(Date)   (Name of the Applicant/NRSRO)

By: _/s/ José Fernando Montes de Oca Gatica_   José Fernando Montes de Oca Gatica, Chief Executive Officer
              (Signature)   (Print Name and Title)

2.   **A**.   Your legal status:

         ☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

     B.   Month and day of your fiscal year end: 12/31

     C.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

         State/Country of formation: Mexico   Date of formation: 6/22/07

3.   Your credit rating affiliates (See Instructions):

HR Ratings, LLC   United States, One World Trade Center, Suite 8500, New York, New York, Zip Code 10007
_____   _____
(Name)   (Address)

_____   _____
(Name)   (Address)

_____   _____
(Name)   (Address)

_____   _____
(Name)   (Address)

_____   _____
(Name)   (Address)

4.   The designated compliance officer of the Applicant/NRSRO (See Instructions):

     Alejandra Medina Díaz   Head Compliance Officer
     _____
     (Name and Title)
     Guillermo Gonzalez Camarena 1200, Floor 10, Centro de Ciudad Santa Fe   Mexico City   Mexico   01210
     _____
     (Number and Street)   (City)   (State/Country)   (Postal Code)

5.   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

     NRSRO and exhibits will be made publicly available at: https://www.hrratings.com/regulatory_disclosure/nrsro.xhtml
     _____

     _____

     _____

6.   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

      ☐ The Applicant/NRSRO is attaching _____certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

      ☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	✔	796	2009
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	✔	396	2010
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	✔	469	2008

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Credit ratings in the classes indicated in item 7A are readily accessible for free at http://www.hrratings.com

_____

_____

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.	

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

List of Material changes to the application for registration as an NRSRO that occurred during 2020

I. Methodologies and procedures used in determining credit ratings (Exhibit 2).

1. The description of the rating process was updated to reflect the changes made in the Company Rules approved during 2020. These changes include specifications in the quorum and voting process of the Credit Analysis Committee.

2. The list of current models and methodologies was updated to include new or updated methodologies approved during 2020 and update the information of the models used, as follows:

   - Methodology for Rating Banks Bonds backed by special income of the local entities of the United States of America.
   - Structured Debt of Mexican States: Federal-Transfers Backed Debt Methodology.
   - Structured Debt of Mexican Municipalities: Addendum to the Federal-Transfers Backed Debt Methodology.
   - Structured Debt of Subnational Entities and OPDs Addendum to the Own-Revenue Backed Debt Methodology.
   - Methodology for rating Hybrid Instruments.
   - General Methodological Criteria.
   - Methodology for Ratings Banks.

II. Description of changes in senior management (Exhibit 4).

1. On February 21st, 2020, the Board of Directors approved and ratified the following:

   a. The removal of Rafael Colado Ibarreche as acting Designated Compliance Officer.
   b. The appointment of Roberto Soto Villareal as Director of Structured Public Finance and Infrastructure.
   c. The designation of Alejandra Medina Díaz as Head Compliance Officer.

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México. Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

1

Twitter: @HRRATINGS

2. On August 26th, 2020, the Board of Directors approved and ratified the following:

    a. The appointment of Mr. Felix Boni as acting Chief Officer of Economic Analysis.

    b. The appointment of Pedro Latapi as Chief Credit Officer.

III. Code of Conduct (Exhibit 5)

During 2020. The Code of Conduct was amended to include:

- The inclusion of a new process to evaluate the capacity of HR Ratings to determine a rating when it was requested by entities, issuers or operations that are significantly different from those usually rated by HR Ratings, or in the case of atypical or special entities, offerings, or instruments.

- The concept of complaints was modified. A complaint will be any communication received that expressed dissatisfaction with: (i) HR Ratings process to initiate, determine, assign, maintain, monitor, change or withdraw a credit rating or; (ii) credit ratings, models, methodologies and; (iii) HR Ratings compliance with Company Rules, laws and procedures.

IV. Policies and Procedures to address and manage conflict of interest (Exhibit 6)

1. A new process was established in the Code of Conduct for the selection of important suppliers and review of existing suppliers against all rated entities or issuers, in order to avoid conflicts of interest in the case of entities or issuers rated by HR Ratings.

2. The Code of Conduct was modified to include the criteria of Rule 17g-5(c)(1) of the Code of Regulations regarding the prohibition to issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided HR Ratings with net revenue equal to or exceeding 10% of the total net revenue for said fiscal year.

3. The inclusion of critical parameters to monitor the income obtained by rated entities or issuers monthly, which will be reviewed by the Business Development Department and, in the event that any of them reach the critical parameters

established, audits will be carried out by the Risk and Compliance Departments, in order to avoid possible conflicts of interest.

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.
Twitter: @HRRATINGS